April 9, 2007

United States Securities and Exchange Commission
Attention: Larry Spirgel, Assistant Director
Mail Stop 3720
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 2054

Re:       Spherion Corporation

Form 10-K for the fiscal year ended December 31, 2006

Filed February 23, 2007

File No. 001-11997

Dear Mr. Spirgel:

Thank you for your letter dated March 27, 2007, setting forth the Staff’s comments regarding the Form 10-K for the fiscal year ended December 31, 2006 of Spherion Corporation filed on February 23, 2007.  We are pleased to respond to the Staff’s comments and in our responses below we have restated in bold the comments contained in the Staff’s letter with our corresponding responses.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.  We understand that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the fiscal year ended December 31, 2006

Item 7. Management’s Discussion and Analysis

Accrued self-insurance losses, page 33

1.              Please tell us and revise your critical accounting policy to disclose such factors as how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.  For additional guidance, refer to Item 303 of Regulation S-K as well as section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is located on our website at:

http://www.sec.gov/rules/interp/33-8350.htm.

Spherion is in the temporary staffing business and, as such, we employ a large number of employees and workers’ compensation is a cost of doing business.  The workers’ compensation program is tightly managed as we take safety matters very seriously and accidents and injuries can be a significant cost to the organization.  In controlling costs we have extensive systems and procedures for allocating costs, monitoring costs, reporting claims, managing claims and accounting for the associated reserves.  When we record our reserves for workers’ compensation, we use estimates from an independent actuary to determine a range of possible outcomes and have consistently recorded our reserves at or near the higher end of that range.  The estimates are based almost exclusively on Spherion’s historical claim pattern and payment history (75,000 claims over the past 10 years provides a solid historical base).

In response to your inquiry about how much the estimates have changed, we analyzed the changes in our workers’ compensation ultimate loss estimates from December 31, 2006 to an earlier estimate of ultimate loss established one year after the close of a year (i.e. the initial estimate of ultimate loss).  Over a ten year period from 1996 through 2005, on average, our initial estimate of the ultimate loss was 2.1% higher than the ultimate loss for that same year as measured at December 31, 2006.  For seven of the ten years the change was 5% or less, for one year it was 6% and for two years the change was 13% and 15%.  Changes to the ultimate loss estimates were decreases for six of the years including the two years with changes of 13% and 15%.    There were on-going changes within our business (customer exits, internal changes to the claim charge back system and California law changes) that made the initial actuarial estimates in these two higher change years greater than ultimately determined.  Spherion has historically noted in its 10K and 10Q filings the impact that business changes have had on our workers’ compensation costs.

With a 2.1% change in ultimate losses, the overall loss estimates have been highly accurate over this 10 year period.  However, the change in prior year ultimate loss estimates within a given fiscal period can be significant to that period.  In particular, our results for fiscal 2006 and 2005 were impacted by reductions in prior actuarial estimates of ultimate losses as described in the previous paragraph and this was disclosed in our Form 10-K.

The accuracy of workers’ compensation estimates is affected by various factors that are described in Critical Accounting Policies in our 2006 Form 10-K.  These factors include: legislative changes, historical loss patterns, changes in the cost of services, including health care costs, and discounting.  Additionally, workers’ compensation claims can also take a number of years to pay and in the case of permanent disability the claim can last the employee’s lifetime, which must be estimated.   Because workers’ compensation costs and reserves are based on a number of estimates, the reserves are likely to change in the future.  We agree with the Staff’s comment that disclosure could be enhanced within our critical accounting policy disclosure.  The following is a copy of the Company’s 2006 disclosure with suggested changes for the next filing which includes critical accounting policies shown in bold.

Accrued self insurance losses—We retain a portion of the risk under our workers’ compensation, general liability/professional liability, employment practices liability insurance programs and health insurance benefits programs.  Estimated losses for workers’ compensation, general liability and employment practices liability have been discounted at 4.8% and 4.4% at December 31, 2006 and January 1, 2006, respectively.  Recording reserves for self insured losses involves a considerable amount of judgment.  In developing the reserves we use estimates from external actuaries for most of our accruals where the accruals are sufficiently material, there is an adequate population of claims upon which to prepare actuarial estimates and the claims develop over a longer period of time.  For all other accruals we base our reserves on internal estimates.  Factors that can affect our reserves are as follows:

•                  The cost of benefits under the workers’ compensation programs are regulated under state law and are subject to change.  Legislation can have a significant impact on our ability to control costs related to the amount and frequency of service, the amount of benefits paid if the employee is unable to work and our ability to put the employee back to work.  As legislation changes, our estimated liabilities will change.

•                  Loss estimates from actuaries are primarily based on the historical pattern of losses, including both the frequency and severity of claims.  Changes in loss patterns must often be consistently exhibited over a period of time before they are fully reflected in the reserves.  Claims can also take a number of years to fully develop until the final loss is known.  Changes to loss estimates reserve levels can occur several years after the loss has occurred.  A 10% change in either the frequency or severity of claims would impact workers’ compensation expense by approximately $     million (amount to be filled in for future filings).

•                  Changes in the cost of health care services, claims processing costs, or increased litigation could affect the adequacy of these estimated liabilities.

•                  Prolonged changes in interest rates for risk-free U.S. governmental bonds could also affect the discount rate used in estimating these liabilities.  An increase or decrease of 1.0% in the discount rate would result in a reduction or increase, respectively, to pre-tax expense of approximately $1.0 million.

Management reviews these assumptions and related reserves and changes in the estimates of these accruals are charged or credited to cost of services in the period determined.  The Company monitors the impact of reserve changes on its results of operations and over time such reserve changes tend to be insignificant to overall gross profits.  During 2006 our workers’ compensation costs were reduced by $8.1 million of adjustments to prior year reserves.  Due to the judgment used in recording these reserves, the ultimate amount of reserves that are needed could differ significantly from our original estimate and could result in future charges or credits to amounts recorded in cost of services and/or selling, general and administrative expenses.

2.              Addressing the relevant accounting literature, tell us why you believe that it is appropriate to discount workers’ compensation losses for claims incurred but not reported, and for general liabilities and employment practices liability losses.  Please provide us with a roll forward schedule showing the movement of the accrual liability account for all periods and expand your notes to the financial statements to provide this information.  In this regard, we note on page 25 that the amount of prior year loss adjustments included in income for 2006 was $8.1 million.

Accounting for discounting is most directly covered by Staff Accounting Bulletin 5 N, Discounting by Property-Casualty Insurance Companies.  The Bulletin states that the Staff will raise no objection to discounting if the payment pattern and ultimate cost are fixed and determinable on an individual claim basis and the discount rate used is reasonable based on the facts and circumstances applicable to the registrant at the time the claims are settled.  The amount of discount for workers’ compensation as of December 31, 2006 was $7.4 million and for general and professional liability $0.3 million.

The workers’ compensation reserve was approximately $36.2 million at December 31, 2006 and of that balance, the amount associated with claims incurred but not reported (IBNR) was estimated to be under $250K.  The amount of discount related to this IBNR for workers’

compensation is approximately $50,000.  The amount of IBNR for general and professional claims is immaterial.  While we believe that we have sufficient claims experience to support the position that the IBNR meets the definition of fixed and determinable, the amount of the discount on IBNR is immaterial.

In connection with your request, the following presents a rollforward of the liability reserves for fiscal 2006, 2005 and 2004 respectively (in thousands).

	Balance at Beginning of Period	Charges to Earnings for Current Year Losses	Charges (Credits) to Earnings from Changes to Prior Year Loss Estimates	Payments	Other Charges (Credits)	Balance at End of Period
Workers’ Compensation
Fiscal 2006	$45,538	$14,871	$(8,100)	$(15,698)	$(453)	$36,158
Fiscal 2005	51,557	18,726	(6,868)	(17,537)	(340)	45,538
Fiscal 2004	53,610	23,758	(3,725)	(22,086)	—	51,557
General and Professional
Fiscal 2006	1,974	49	—	(1,195)	—	828
Fiscal 2005	2,282	416	(221)	(503)	—	1,974
Fiscal 2004	2,330	863	(117)	(794)	—	2,282

We would propose to put this rollforward information for workers’ compensation into a footnote in our 2007 Form 10-K.  The information for general and professional liabilities is immaterial and we believe that disclosure is not necessary.

Consolidated Statement of Cash Flows, page 45

3.              Please explain to us in greater detail the nature and timing of the insurance reimbursement cash flows for claim payments classified as investing activity.

Because of the high level of self-retention with our insurance carriers, Spherion is required to collateralize its workers’ compensation liabilities with either letters of credit or deposits.  We partially fund our worker’s compensation reserve with deposits with our insurance carrier.  Our insurance deposits are made up of interest bearing cash deposits ($49.7 million at December 31, 2006) that are held by our insurance carrier.

Cash flow activity for our insurance programs appears in both the operating and investing sections of the cash flow statement.  All claim payments are appropriately classified as operating cash outflows in the cash flow statement.  Activity for the insurance deposits is included in the “Insurance reimbursements” line item in the investing section of the cash flow statement.  Activity within the insurance reimbursement line relates to our collateralization process with our workers’ compensation insurance carrier.

On an annual basis, our insurance carrier reviews our claim payments history and determines the current required level of collateral.  At that time we can elect to fund additional collateral requirements with either a cash deposit or a letter of credit.  The funding of an additional collateral requirement with a cash deposit is treated as an investing cash outflow.  As we make claims payments on a monthly basis, our insurance carrier allows us to reduce the collateral requirement and returns a portion of our previously deposited funds which is treated as an investing cash inflow.  The insurance-related investing cash flows are shown netted in our cash flow statement as “Insurance reimbursements;” however, we have not funded any collateral requirement with a cash deposit since 2004.

Revenue Recognition, page 48

4.              Tell us whether you classified commissions paid to your licensees as part of the cost of services.

Licensee commissions are classified as part of our selling, general and administrative (SG&A) expenses and we disclose this within Item 1, “Business” in Part 1 on page 4.  Please note that all production and sales related commissions, whether paid to licensees, recruiters or sales associates are classified as SG&A expenses which is consistent with the other companies in the temporary staffing industry.   The licensee commission compensates the licensee for their costs (salaries of full time office staff, rent, utilities, etc.) and profit.  In order to clarify this treatment within our financial statement footnotes, in the future we will modify the following excerpt from our revenue recognition disclosure in Note 1 as indicated (modifications bolded):

…Spherion’s Consolidated Statements of Earnings reflect the licensee commission as an operating expense included within “Selling, general and administrative expenses,” but do not include the rent, utilities and salaries of the licensee’s full-time office employees since these expenses are the responsibility of the licensee.

Note 5 Financial Instruments and Fair Values, page 57

5.              In order to clarify this disclosure please explain and disclose why the insurance deposit balances decreased at a rate almost twice that of corresponding balances for accrued insurance reserves.  Also, tell us and disclose the make up of the insurance deposit balances.

During 2006, we made a decision to replace a portion of the collateral with a $15 million letter of credit allowing us to draw down on the existing cash balance.  Additionally, our insurance carrier has been allowing us to reduce our overall collateral requirements due to favorable developments within our workers’ compensation program.    We discuss the receipt of the $15 million cash deposits in our investing cash flows discussion on page 30 of the MD&A and our outstanding letters of credit in Note 12, “Commitment and Contingencies” on page 61.

Our insurance deposits are made up of interest bearing cash deposits ($49.7 million at December 31, 2006) that are held by our insurance carrier.  In order to clarify this treatment, we will modify our future accrued self-insurance losses disclosure in footnote 1 to include a statement consistent with the following:

The insurance deposit balances consist of interest bearing cash deposits held by our insurance carrier.  The decrease of $28 million in the insurance deposit balance from December 2005 to December 2006 is due to a reduction in the required collateral balance and the replacement of $15 million of the cash deposit with an irrevocable letter of credit.

If you should have any comments, please feel free to call me at (954) 308-7630.

Yours very truly,

/s/ Mark W. Smith
Mark W. Smith

Senior Vice President and Chief Financial Officer

Cc:	Joe Cascarano, Division of Corporate Finance
Carlos Pacho, Division of Corporate Finance
Jonathan Awner; Akerman, Senterfitt & Eidson, P.A.
Peter Pruitt, Deloitte & Touche LLP